UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 001-38208

Dragon Victory International Limited

Hanshi Tower 22nd Floor, No. 1786 Binsheng Road,

Binjiang District, Hangzhou, Zhejiang Province, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry Into a Material Definitive Agreement

On December 31, 2019, Hangzhou Longyun Network Technology Co., Ltd. (“Hangzhou Longyun”), a limited liability company organized under the laws of the People’s Republic of China (“PRC”) and a variable interest entity of Dragon Victory International Limited (the “Company”), entered into a Share Exchange Agreement (the “Agreement”) with Shenzhen Dao Wuxing Technology Co., Ltd. (“Dao Wuxing”), a limited liability company organized under the laws of PRC. Pursuant to the Agreement, Hangzhou Longyun agreed to transfer to Dao Wuxing 20% of the equity interests of its wholly-owned subsidiary Dacheng Liantong (Zhejiang) Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC. In return, Dao Wuxing agreed to transfer to Hangzhou Longyun 100% of the equity interests of Shenzhen Aipu Hongfu Technology Co., Ltd. and Shenzhen Zhuoyue Chuancheng Jewelry Co., Ltd., both of which are limited liability companies organized under the laws of the PRC and wholly-owned subsidiaries of Dao Wuxing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited

Date: January 8, 2020	By:	/s/ Limin Liu
Name: Limin Liu
Title: Chief Executive Officer

 2